August 10, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Jeff Gabor
Re:	Genesis Growth Tech Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed August 1, 2023 File No. 001-41138

Dear Mr. Gabor:

As counsel to Genesis Growth Tech Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are writing to provide the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) a revised draft of a Definitive Proxy Statement on Schedule 14A which the Company plans to file with the SEC, a copy of which is attached to this correspondence letter (the “Draft Proxy Statement”). The Draft Proxy Statement has been updated to address oral comments received from the Staff following the filing of the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on August 1, 2023 (the “Preliminary Proxy”). Changes made to the Draft Proxy Statement from the Preliminary Proxy have been redlined in the attached.

Please let me know if you have any questions or comments regarding this matter. I can be reached at (832) 930-6432 or dloev@loevlaw.com.

Sincerely,

/s/ David M. Loev